Exhibit 99.2

June 7, 2007

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Autorite des marches financiers (Quebec)
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Office, Consumer, Corporate and Insurance Division, Price Edward Island
Securities Commission of Newfoundland and Labrador
Securities Registry, Department of Justice, Government of the Northwest Territories
Registrar of Securities, Government of Yukon
Registrar of Securities, Legal Registries Division, Department of Justice, Government of Nunavut

Dear Sirs/Madames:

Re: CoolBrands International Inc. - Change of Auditor

Pursuant to National Instrument 51-102 - Continuous Disclosure Obligations, we have reviewed the information contained in the Notice of Change of Auditor of CoolBrands International Inc. dated May 31st, 2007 (the “Notice”) which we understand will be filed pursuant to Section 4.11 and based on our knowledge of such information at this time, we agree with the statements made in the Notice.

Very truly yours,

BDO Seidman, LLP
Certified Public Accountants
Melville, New York